PRESS RELEASE

Crescent Point Announces Filing of 2022 Annual Information Form and Form 40-F

March 2, 2023 Calgary, AB



Crescent Point Energy Corp. ("Crescent Point" or the "Company") (TSX and NYSE: CPG) confirms the filing of its Annual Information Form ("AIF") for the year ended December 31, 2022, with the Canadian securities regulatory authorities on the System for Electronic Analysis and Retrieval ("SEDAR"). In addition, Crescent Point has filed its Form 40-F for the year ended December 31, 2022, which includes the AIF, with the United States Securities and Exchange Commission on the Electronic Data Gathering, Analysis and Retrieval ("EDGAR") system. The AIF contains the Company's reserves data and other oil and natural gas information, as required under National Instrument 51-101.

An electronic copy of the AIF may be obtained on Crescent Point's website at www.crescentpointenergy.com, on the Company's SEDAR profile at www.sedar.com and on the Company's EDGAR profile at www.sec.gov/edgar.

FOR MORE INFORMATION ON CRESCENT POINT ENERGY, PLEASE CONTACT:

Shant Madian, Vice President, Capital Markets, or

Sarfraz Somani, Manager, Investor Relations

Telephone: (403) 693-0020 Toll-free (US and Canada): 888-693-0020 Fax: (403) 693-0070

Address: Crescent Point Energy Corp. Suite 2000, 585 - 8th Avenue S.W. Calgary AB T2P 1G1

www.crescentpointenergy.com

Crescent Point shares are traded on the Toronto Stock Exchange and New York Stock Exchange under the symbol CPG.